Filed by Enbridge Inc. (Commission File No. 001-15254) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Spectra Energy Partners, LP (Commission File No.: 001-33556)

The following is an email to employees prepared by Enbridge Inc.

Sent to all Enbridge team members enterprise-wide

Colleagues,

2018 has been a very busy year at Enbridge and we’ve made great progress on the priorities we rolled out last December. We’ve executed on three big deals to sell $7.5 B of non-core assets; we got approval for Line 3 in Minnesota; and our core businesses continue to fire on all cylinders, delivering strong financial results so far this year. And through that, we continued to serve our customers with safe, reliable operations, which is what it’s all about at Enbridge.

The progress we’ve made on these fronts has been achieved through enormous effort from all of you. I’m proud of the Enbridge team and grateful to all of you!

Today, we moved one step closer to another key priority, which is to simplify our structure. In May, we announced proposals to buy-in all four of our sponsored vehicles and we’ve now reached an agreement with Spectra Energy Partners (SEP) to acquire all of its outstanding units. You can read the announcement on the media section of our website, but here is a snap shot.

It’s an all-share transaction, which means that SEP’s unitholders will receive Enbridge shares so they’ll enjoy the future upside of being ENB shareholders. The deal is worth C$4.3 B and we expect it to close in the fourth quarter.

This is a very good outcome for Enbridge because we’re adding more of what we already own, which we believe are the best infrastructure assets in the business. The deal will further strengthen our financial position, simplify our corporate structure and reduce administrative burden for our people.

For the vast majority of employees, today’s announcement will have little impact on your day-to-day jobs, as Enbridge will continue to operate the assets as we do now.

Thanks to those of you who have worked on and supported this important project.

Have a look at the Q&A below for more information.

Al

QUESTIONS AND ANSWERS

What are the sponsored vehicles? Why were they formed?

Enbridge formed its sponsored vehicles as an alternate means to access low-cost capital to fund growth of the enterprise. EEP was formed in 1991, EEQ followed in 2002, ENF in 2010 and SEP was acquired through the Spectra merger. The sponsored vehicle structure has helped us grow to become North America’s largest infrastructure company.

Why do we have so many sponsored vehicles?

Each sponsored vehicle served its purpose, and was formed to optimize Enbridge’s funding strategy to support growth of the enterprise.

Why are the sponsored vehicles being brought back into Enbridge?

Over the last few years the landscape around sponsored vehicles has changed, and it has become increasingly difficult for them to access low-cost capital—which is their primary purpose. As a result, one of the strategic priorities outlined in Dec. 2017 was to assess the potential streamlining and simplification of the corporate structure.

What is an MLP?

A Master Limited Partnership (MLP) is a U.S. corporate structure that became popular in the energy sector as it combines the tax benefits of a limited partnership with the liquidity of publicly traded securities. To obtain the tax benefits, MLPs must generate the majority of their income from qualifying sources such as transportation [en.wikipedia.org] of natural resources.

Is this a change to our strategy?

No. In our three-year plan we emphasized several priorities, one of which was to assess potential streamlining and simplification of our structure.

French translation to be distributed separately.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on Enbridge’s and SEP’s respective beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the proposed merger of SEP and Autumn Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Enbridge (the “Proposed Merger”), the expected synergies and shareholder value to result from the combined company, the expected levels of cash distributions by SEP with respect to its common units, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge, SEP and their affiliates, future credit ratings, financial condition and business strategy of Enbridge, SEP and their affiliates.

Although SEP and Enbridge believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Merger; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for SEP’s and Enbridge’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for SEP’s and Enbridge’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Merger, expected earnings and cash flow or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labor and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that the Proposed Merger does not occur; negative effects from the pendency of the Proposed Merger; the ability to realize expected cost savings and benefits; the timing to consummate the Proposed Merger; whether SEP will produce sufficient cash flows to provide the level of cash distributions SEP expects with respect to its common units; whether Enbridge will produce sufficient cash flows to provide the level of dividends Enbridge expects with respect to its common shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of SEP and Enbridge; regulatory parameters regarding SEP and Enbridge; other Enbridge dispositions; the proposed simplification of Enbridge’s corporate structure; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s and SEP’s other filings with Canadian and United States securities regulators. Except to the extent required by applicable law, Enbridge and SEP assume no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, SEP or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. These factors, as well as additional factors that could affect Enbridge’s or SEP’s respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s 2017 Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, SEP’s 2017 Form 10-K, filed with the SEC on February 16, 2018, and in Enbridge’s and SEP’s respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at www.sec.gov and at www.sedar.com, as applicable. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Enbridge or SEP has described. All forward-looking statements in this release are made as of the date hereof and neither Enbridge nor SEP undertakes any obligation to publicly update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any consent or approval. The proposed merger between Enbridge and SEP will be submitted to the unitholders of SEP for their consideration. Enbridge will file with the SEC a consent solicitation statement of SEP that also constitutes a prospectus of Enbridge. Enbridge and SEP also plan to file other documents with the SEC regarding the proposed merger. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND SEP ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Enbridge and SEP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the consent solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation statement/prospectus can also be obtained, without charge, by directing a request either to Enbridge, Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations or to Spectra Energy Partners, LP, 5400 Westheimer Court, Houston, Texas 77056, Attention: Investor Relations.

Participants in the Solicitation

Enbridge, and certain of its directors and executive officers, SEP, and certain of the directors and executive officers of GP, LLC, which manages the business and affairs of SEP, may be deemed participants in the solicitation of consent from the holders of SEP Common Units in connection with the Merger. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of GP, LLC is set forth in SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.